UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	000-56401

NEWCREST MINING LIMITED
(Exact name of registrant as specified in its charter)

Level 8, 600 St. Kilda Road, Melbourne VIC 3004, Australia Tel No: + 61 3 9522 5333
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☒

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.
Newcrest Mining Limited (“Newcrest”) is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is relying on the reporting history of Pretium Resources Inc. (“Pretivm”), the issuer to which Newcrest has succeeded under Rule 12g-3(a) under the Exchange Act.

Effective on March 9, 2022, Newcrest acquired all of the issued and outstanding common shares of Pretivm (the “Pretivm Shares”) pursuant to an arrangement agreement dated November 8, 2021 (as amended on December 13, 2021 and on January 19, 2022, the “Arrangement Agreement”) by and among Newcrest, Pretivm and Newcrest BC Mining Ltd., a wholly-owned subsidiary of Newcrest, in accordance with a court-approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, Pretivm shareholders had the option to elect to receive C$18.50 per Pretivm Share in cash or 0.8084 ordinary shares of Newcrest (the “Newcrest Shares”) per Pretivm Share, subject to proration to ensure aggregate cash and Newcrest Share consideration each represented 50% of total transaction consideration. Pretivm shareholders who did not elect cash or Newcrest Shares received default consideration of C$9.25 per Pretivm Share in cash and 0.4042 Newcrest Shares per Pretivm Share. The Newcrest Shares issued in exchange for Pretivm Shares under the Arrangement were exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 3(a)(10) thereof. As a result of the Arrangement, Pretivm became an indirect wholly owned subsidiary of Newcrest, and Newcrest became the successor issuer to Pretivm pursuant to Rule 12g-3(a) under the Exchange Act.

Pretivm (File number: 001-35393) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on January 9, 2012, when its registration statement on Form 40-F became effective upon filing with the Securities and Exchange Commission (the “SEC”).

B.
Pretivm has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding SEC rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) during this period.

Item 2. Recent United States Market Activity

Newcrest’s securities have not been sold in the United States in a registered offering under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

A.
Newcrest maintains listings of the Newcrest Shares on the Australian Securities Exchange Ltd. (“ASX”) in Australia, the PNGX Markets Limited (“PNGX”) in Papua New Guinea and the Toronto Stock Exchange (“TSX”) in Canada. For the 12-month period beginning on January 27, 2021 and ending January 26, 2022, the ASX constituted the primary trading market for Newcrest Shares.

B.
Newcrest was formed in 1990 when Newmont Australia Limited (“NAL”) merged with BHP Gold Limited and subsequently changed its name to Newcrest Mining Limited. NAL, Newcrest’s predecessor, was established as an Australian subsidiary of Newmont Mining Limited in 1966. NAL’s ordinary shares were initially listed on the ASX on June 4, 1987.

The Newcrest Shares have been listed on the PNGX since September 22, 2010 and on the TSX since October 13, 2020.

Newcrest has maintained a listing of the Newcrest Shares on each of the ASX, PNGX, and TSX for at least the 12 months preceding the filing of this Form 15F.

C.
During the 12-month period beginning on January 27, 2021 and ending on January 26, 2022, the average daily trading volume of Newcrest Shares in Australia represented 87.37% of the average daily trading volume of Newcrest Shares on a worldwide basis.

During this 12-month period, the average daily trading volume of Newcrest Shares in Papua New Guinea represented 0.01% of the average daily trading volume of Newcrest Shares on a worldwide basis and the average daily trading volume of Newcrest Shares in Canada represented 0.05% of the average daily trading volume of Newcrest Shares on a worldwide basis.

Item 4. Comparative Trading Volume Data

Newcrest’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is January 27, 2021 to January 26, 2022.

B.
During this 12-month period, the average daily trading volume of the Newcrest Shares in the United States and on a worldwide basis was 65,899 Newcrest Shares (including Newcrest Shares underlying Newcrest’s American Depositary Receipts (“ADRs”)) and 3,679,008 Newcrest Shares, respectively.

C.
For the same 12-month period, the average daily trading volume of Newcrest Shares (including Newcrest Shares underlying ADRs) in the United States represented 1.79% of the average daily trading volume of Newcrest Shares on a worldwide basis.

D.	Not applicable.

E.	Newcrest has not terminated a sponsored American depositary receipt facility regarding the Newcrest Shares.

F.
Newcrest used Bloomberg as the source of trading volume information (including for securities exchange and over-the-counter trading in the United States and worldwide) for purposes of determining whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.
As required by Rule 12h-6(h), Newcrest published a notice disclosing its intent to terminate its duty, as a successor issuer to Pretivm, to file reports under section 13(a) and section 15(d) of the Exchange Act on March 21, 2022.

B.
The notice was disseminated in the United States via Newsfile and posted on Newcrest’s website (https://www.newcrest.com/investor-centre). In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Newcrest will publish the information required by Rule 12g3-2(b)(1)(iii) on its internet website at https://www.newcrest.com/investor-centre. The information is also available on the internet website of the ASX, Newcrest’s primary trading market (http://www.asx.com.au).

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Newcrest’s intent to terminate its duty, as a successor issuer to Pretivm, to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Newcrest Mining Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Newcrest Mining Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Newcrest Mining Limited

	By:	/s/ Maria Sanz Perez
Dated: March 22, 2022		Name:	Maria Sanz Perez
		Title:	Chief Legal, Risk & Compliance Officer and Company Secretary